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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AIXTRON SE
(Name of Subject Company (Issuer))

Grand Chip Investment GmbH
Grand Chip Investment S.à r.l.
Fujian Grand Chip Investment Fund LP
Zhendong Liu
(Name of Filing Persons (Offerors))

All No-Par Value Registered Shares,
Including Those Represented by
American Depositary Shares
(Title of Class of Securities)

D0257Y135 (Shares)
009606104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Mr. Zhendong Liu
Fujian Grand Chip Investment Fund LP
Room 1201, 12/F, IFC Building
82# Zhanhong Road, Xiamen, China
Telephone: +86 592 5204789
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Scott R. Saks
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(212) 318-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$743,018,846.26	$74,822.00

(1)
Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 112,907,070 no-par value registered shares (each, an "AIXTRON Share"), of AIXTRON SE ("AIXTRON") (including those AIXTRON Shares represented by American Depositary Shares ("AIXTRON ADSs"), at a purchase price of EUR 6.00 per AIXTRON Share in cash, converted into U.S. dollars at the noon buying rate as of July 22, 2016 published by the Federal Reserve Bank of New York on July 25, 2016 of 1.0968 U.S. dollars per 1.00 Euro. Such number of AIXTRON Shares represents the sum of (a) 112,737,030 AIXTRON Shares issued as of July 28, 2016, and (b) 170,040 AIXTRON Shares, which represents the number of AIXTRON Shares issuable pursuant to the exercise of 170,040 stock options that were issued and outstanding as of June 30, 2016 that had an exercise price of not above the per share offer consideration.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

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Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:

  Form or Registration No.:

  Filing Party:

  Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the voluntary takeover offer (the "Takeover Offer") by Grand Chip Investment GmbH, a limited liability company organized under the laws of Germany and registered with the commercial register of the local court of Frankfurt am Main under HRB 104996 (the "Bidder"), to purchase all no-par value registered shares (the "AIXTRON Shares") in AIXTRON SE ("AIXTRON"), including the AIXTRON Shares represented by American Depositary Shares ("AIXTRON ADSs"), pursuant to a Business Combination Agreement, dated as of May 23, 2016, among AIXTRON, AIXTRON China Ltd., the Bidder, Fujian Grand Chip Investment Fund LP, the Bidder's indirect parent company ("FGC"), and Mr. Zhendong Liu, FGC's Managing Partner. The terms and conditions of the Takeover Offer are described in the Offer Document, dated as of July 29, 2016 (the "Offer Document"), a copy of which is attached hereto as Exhibit (a)(1)(A), and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(E).

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in Section 3 of the Offer Document is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The information set forth in Section 6 of the Offer Document is incorporated herein by reference. Its telephone number is +49 (2407) 9030-444.

        (b)   The information set forth in Section 6 of the Offer Document is incorporated herein by reference.

        (c)   The information set forth in Sections 6.5 and 10.3 of the Offer Document is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSONS.

        (a), (b), and (c)  The information set forth in Section 7 of the Offer Document is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii), (x), and (xii)  The information set forth in Sections 4, 5, 11, 15, 16, and 19 of the Offer Document is incorporated herein by reference.

        (a)(1)(ix) and (xi)  Not applicable.

        (a)(2)  Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)   Not applicable.

        (b)   The information set forth in Sections 8 and 9 of the Offer Document is incorporated herein by reference.

2

ITEM 6.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

        (a) and (c)(1) through (7)  The information set forth in Sections 8, 9, 14, and 16 of the Offer Document is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b), and (d)  The information set forth in Section 13 of the Offer Document is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b)  The information set forth in Section 7 of the Offer Document is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in Section 18 of the Offer Document is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a) and (b)  Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)  The information set forth in Sections 8, 9 and 17.1 of the Offer Document is incorporated herein by reference.

        (a)(2)  The information set forth in Sections 1, 4.2 and 12 of the Offer Document is incorporated herein by reference.

        (a)(3) and (a)(4)  Not applicable.

        (a)(5)  None.

        (c)   The information set forth in the Offer Document is incorporated herein by reference.

ITEM 12.    EXHIBITS

        The information contained in the Exhibit Index appearing after the signature page to this Statement is incorporated herein by reference.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2016

GRAND CHIP INVESTMENT GMBH
By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Managing Director
GRAND CHIP INVESTMENT S.À R.L.
By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	Class A Manager
By:	/s/ Qian Zhao
	Name:	Qian Zhao
	Title:	Class B Manager
FUJIAN GRAND CHIP INVESTMENT FUND LP
By:	/s/ Zhendong Liu
	Name:	Zhendong Liu
	Title:	General Partner
ZHENDONG LIU
/s/ Zhendong Liu

 EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer Document, published July 29, 2016.
(a)(1)(B)
Suggested Letter to Clients for use by custodian banks for shares held through the Clearstream Banking AG booking system, including the Declaration of Acceptance (English version of document prepared in English and German).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(D)	Suggested Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADS Letter).
(a)(1)(E)	ADS Letter of Transmittal.
(a)(1)(F)	Notice of Guaranteed Delivery.
(a)(1)(G)	Summary Publication as published in the New York Times on July 29, 2016.
(a)(1)(H)	Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(I)
Technical Guidelines for the Settlement (English translation (except for German version of Suggested Letter to Clients and Declaration of Acceptance) of document prepared in German only (except for English version of Suggested Letter to Clients and Declaration of Acceptance)).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release of Bidder, dated July 29, 2016 (English version of document prepared in English and German).
(a)(5)(B)	Notice of Availability of the Offer Document, dated July 29, 2016 (English translation of document prepared in German only).
(a)(5)(C)	Joint Press Release of AIXTRON and the Bidder, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(D)	Investor Presentation, dated May 23, 2016, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(E)	Transaction Fact Sheet, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(F)	Transaction Website, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(G)	Questions and Answers about the Transaction, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(a)(5)(H)	Announcement Required under German Law, incorporated herein by reference to the pre-commencement Schedule TO filed by the Bidder on May 23, 2016.
(b)(1)	Commitment Letter, dated May 19, 2016, by Sino IC Leasing Co., Ltd.
(b)(2)	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.

Exhibit	Description
(b)(3)	Irrevocable Payment Guarantee, dated as of June 6, 2016, by Agricultural Bank of China Limited, Shanghai Branch, in favor of the Bidder.
(b)(4)	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China CITIC Bank, Shanghai Branch, in favor of the Bidder.
(b)(5)	Irrevocable Payment Guarantee, dated as of May 27, 2016, by China Development Bank Corporation Xiamen Branch, in favor of the Bidder.
(d)(1)	Business Combination Agreement, dated as of May 23, 2016, by and among AIXTRON SE, AIXTRON China Ltd., Grand Chip Investment GmbH, Fujian Grand Chip Investment Fund LP and Mr. Zhendong Liu.
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
EXHIBIT INDEX